

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
Flagstar Advisors, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Flagstar Advisors, Inc. (the Company) identified the following provisions of 17 C.F.R. § 240.15c3-3(k)(2) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) and is filing the exemption report pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to17 C.F.R. § 240.17a-5 because the Company's other business activities are limited to (1) Mutual fund retailer; (2) Broker or dealer selling variable life insurance or annuities; (3) Investment Advisory Services and (4) Underwriter or selling group participant (corporate securities other than mutual funds); and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) (together, the exemption provisions). We have also reviewed management's statements, included in the Exemption Report, in which the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2025 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Baker Tilly US, LLP

Milwaukee, Wisconsin
March 31, 2026



Flagstar Advisors, INC.

Exemption Report

Flagstar Advisors INC. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)(2)*(ii) the "exemptive provisions"); and:

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the period from January 1, 2025 to December 31, 2025.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) Mutual fund retailer; (2) Broker or dealer selling variable life insurance or annuities; (3) Investment Advisory Services; and (4) Underwriter or selling group participant (corporate securities other than mutual funds); and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Flagstar Advisors, INC.

I, Shweta Pawani, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Shweta Pawani
_____

Shweta Pawani, Chief Financial Officer
March 31, 2026